FEDERATED INCOME SECURITIES TRUST

Federated Hermes Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086

May 6, 2020

Mr. Michael Kosoff

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE: FEDERATED INCOME SECURITIES TRUST (the “Registrant”)

FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES (the “Fund”)

Class A Shares

Class B Shares

Class C Shares

Institutional Shares

Class T Shares

1933 Act File No. 33-3164

1940 Act File No. 811-4577

Dear Mr. Kosoff:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on April 22, 2020, regarding its Post-Effective Amendment No. 217 under the Securities Act of 1933 and Amendment No. 210 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on March 20, 2020.

COMMENT 1. General Comment: Hyperlinking

Please include hyperlinks for information incorporated by reference and for each exhibit listed in Item 28 of the Registrant’s Rule 485(b) filing.

RESPONSE:

The Registrant confirms that hyperlinks will be included as required in the Registrant’s Rule 485(b) filing.

COMMENT 2. General Comment: Effects of COVID-19 on financial markets

Significant market events have occurred since the Registrant’s Post-Effective Amendment was filed as a result of the coronavirus disease 2019 (COVID-19) pandemic. Please consider whether the Fund’s’ disclosures, including risk disclosures, should be revised based on how these events are affecting markets.

RESPONSE:

The Registrant has examined the Fund’s disclosures, including risk disclosures, and has added a new risk factor titled “Epidemic and Pandemic Risk” as a sub-section of “Risk Related to the Economy” in the statutory risk factors section. A related phrase has been added to the summary risk disclosure for “Risk Related to the Economy.” Please see the new disclosures, bolded and underlined, below:

Summary Risk

Risk Related to the Economy. The value of the Fund’s portfolio may decline in tandem with a drop in the overall value of the markets in which the Fund invests and/or other markets. Economic, political and financial conditions, industry or economic trends and developments or public health risks, such as epidemics or pandemics, may, from time to time, and for varying periods of time, cause the Fund to experience volatility, illiquidity, shareholder redemptions, or other potentially adverse effects. Among other investments, lower-grade bonds may be particularly sensitive to changes in the economy.

Statutory Risk

Risk Related to the Economy

The value of the Fund’s portfolio may decline in tandem with a drop in the overall value of the markets in which the Fund invests and/or other markets based on negative developments in the U.S. and global economies. Economic, political, and financial conditions may, from time to time, cause volatility, illiquidity or other potentially adverse effects in the financial markets, including the fixed income market. The commencement, continuation or ending of government policies and economic stimulus programs, changes in monetary policy, increases or decreases in interest rates, or other factors or events that affect the financial markets, including the fixed income markets, may contribute to the development of or increase in volatility, illiquidity, shareholder redemptions and other factors, which could negatively impact the Fund’s performance. For example, the value of certain portfolio securities may rise or fall in response to changes in interest rates, which could result from a change in government policies, and has the potential to cause investors to move out of certain portfolio securities, including fixed-income securities, on a large scale. This may increase redemptions from funds that hold large amounts of certain securities and may result in decreased liquidity and increased volatility in the financial markets. Market factors, such as the demand for particular portfolio securities, may cause the price of certain portfolio securities to fall while the prices of other securities rise or remain unchanged. Among other investments, lower-grade bonds may be particularly sensitive to changes in the economy.

Epidemic and Pandemic Risk

An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in December 2019 and subsequently spread globally. This coronavirus has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations and disruptions to supply chains, workflow operations and consumer activity, as well as general concern and uncertainty. The impact of this coronavirus may be short-term or may last for an extended period of time and result in a substantial economic downturn. Health crises caused by outbreaks, such as the coronavirus outbreak, may exacerbate other pre-existing political, social and economic risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could negatively affect the worldwide economy, as well as the economies of individual countries, individual companies (including fund service providers) and the market in general in significant and unforeseen ways. Any such impact could adversely affect the Fund’s performance.

COMMENT 3. Appendix A: Hypothetical Investment and Expense Information – Class A Shares

Please consider whether this is the best presentation of this information for the Class A Shares.  The inclusion of the sales charge makes the presentation difficult for the shareholder to follow.

The presentation of the information for the other share classes is easier to follow and understand.

RESPONSE:

As a matter of background, pursuant to a settlement agreement with the New York State Attorney General, Federated Hermes, Inc. has been reporting Appendix A across all of its registered fund products since 2006. The narrative and numerical data appearing in Appendix A has been consistently presented in this manner since that time. Class A Shares are the only class of shares in the Fund that impose a front-end sales charge, which is incorporated into the “Hypothetical Expenses” column. The Registrant notes this statement in Appendix A’s narrative that reads: “The maximum amount of any sales charge that might be imposed on the purchase of shares (and deducted from the hypothetical initial investment of $10,000; the “Front-End Sales Charge”)” is reflected in the “Hypothetical Expenses” column. Respectfully, the Registrant is comfortable with the presentation of the Class A Shares in Appendix A and believes that the current format of Appendix is appropriate and is not misleading.

COMMENT 4. Fund Summary Information: Purchase and Sale of Fund Shares

We note the bolded disclosure at the end of “Purchase and Sale of Fund Shares” in the Fund Summary Information section states:

“The Fund’s IS Class will commence operations and be available for purchase on June 1, 2020. Orders for the IS class received prior to June 1, 2020 will be processed as if received on June 1, 2020.”

Please explain supplementally how this disclosure complies with Rule 22c-1 under the Investment Company Act of 1940 and where the money will be held in the interim.

RESPONSE:

The Registrant acknowledges the Summary section disclosure and notes that the same disclosure appears under the “How is the Fund Sold?” and “How to Purchase Shares” sections in the Prospectus and under “How is the Fund Sold” in the SAI.

The Registrant has included the noted disclosure because the Fund’s Institutional Shares will not be issued, offered, or made available for sale until June 1, 2020. The Registrant supplementally notes that it will neither receive nor process any order for the Institutional Shares until then, and any purchase orders for the Institutional Shares received between May 28, 2020 (the effective date of this annual update to the Fund’s registrant statement) and June 1, 2020 will be rejected as not in good order. Any order for the Institutional Shares received by the Registrant on or after June 1, 2020 will be processed at a price that is based on the Registrant’s net asset value computed at the end of the day when the order is placed.

Therefore, the Registrant respectfully believes that the relevant disclosure is necessary to clarify when the Registrant’s new Institutional Shares will be available for purchase and is in compliance with Rule 22c-1 under the Investment Company Act of 1940. However, in considering the Staff’s comment, the Registrant will revise the disclosure as follows to clarify the treatment of purchase orders received prior to June 1, 2020 (revisions are marked):

“The Fund’s IS Class will commence operations and be available for purchase on June 1, 2020. Orders for the IS class received prior to June 1, 2020 will be rejected as not received in good order.”

If you have any questions on the enclosed material, please contact me at (724) 720-8209.

Very truly yours,

/s/ Kimberly C. McCann

Kimberly C. McCann

Senior Paralegal